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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	First Reserve Corporation		T-3 Energy Services, Inc. ("TTES")
	One Lafayette Place	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			February 27, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Greenwich, CT 06830 (City) (State) (Zip)		☒	Director	☒	10% Owner		☐ Form filed by One Reporting Person
			☐	Officer (give title below)				☒ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (Right to Buy)		$6.85		2/27/03				A			5,000

	Stock Option (Right to Buy)		$6.85		2/27/03				A			5,000

	Stock Option (Right to Buy)		$6.85		2/27/03				A			5,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	2/27/04	2/27/13		Common	5,000		n/a				(1)		(1)

	2/27/04	2/27/13		Common	5,000		n/a				(1)		(1)

	2/27/04	2/27/13		Common	5,000		n/a				(1)		(1)

									30,000 (2)

Explanation of Responses:

(1) This Form 4 is being filed on behalf of First Reserve Corporation, First Reserve GP VIII, L.P., First Reserve Fund VIII, L.P., each as 10% beneficial owners (the "Fund Entities"), and by Thomas R. Denison, Ben A. Guill and Joseph R. Edwards, as directors of the Issuer. The options reported on this Form 4 were granted to Messrs. Denison, Guill and Edwards. The Fund Entities are entitled to the profits from any option exercise, and therefore share beneficial ownership of the options. Messrs. Denison, Guill and Edwards disclaim any beneficial ownership of securities of the Issuer held by the Fund Entities.

(2) As a result of the transactions reported on this Form 4, Mr. Denison, Mr. Guill and Mr. Edwards, and each of them individually, are the record holders of 10,000 common stock options. As of the date of this report, the Fund Entities beneficially own an aggregate of 30,000 common stock options.

(3) First Reserve Corporation is signing for itself, as the designated filer, as well as in the capacity of general partner of First Reserve GP VIII, L.P. ("GP VIII"). GP VIII is signing for First Reserve Fund VIII, L.P. as its general partner. Thomas R. Denison is signing for himself, as well as attorney-in-fact for Ben A. Guill and Joseph R. Edwards. All reporting entities have the same address as First Reserve Corporation.

/s/ Thomas R. Denison, Managing Director, First Reserve Corporation (3)	February 28, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.